Exhibit A

           COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

       IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS
          AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY A
                NOTIFICATION OF THE COMPANY'S OFFER TO PURCHASE.

September 1, 2005

[MEMBER NAME ADDRESS]

Dear Mercantile Alternative Strategies Fund LLC Member:

      We are writing to inform you of important dates relating to an offer to purchase by Mercantile Alternative Strategies Fund LLC (the "Company"). If you are not interested in tendering your limited liability company interests in the Company (the "Interests") for purchase at this time, please disregard this notice and take no action.

      The tender offer period will begin on September 1, 2005 and end at 5:00 p.m., Eastern Time, on September 30, 2005. The purpose of the offer to purchase is to provide liquidity to members of the Company that hold Interests. Interests may be presented to the Company for purchase only by tendering them during one of the Company's announced tender offers.

      Should you wish to tender your Interests or a portion of your Interests for purchase by the Company during this tender offer period, please complete and return the enclosed Letter of Transmittal either by mail or by fax to the Company, as indicated in the Letter of Transmittal, so that it arrives no later than 5:00 p.m., Eastern Time, on September 30, 2005.

NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTERESTS AT THIS TIME.

      All tenders of Interests must be received by the Company, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by 5:00 p.m., Eastern Time, on September 30, 2005.

      If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the offer to purchase, or call (800) 239-0418.

Sincerely,


Mercantile Alternative Strategies Fund LLC